Autumn Woods


                               AGREEMENT OF SALE

     THIS AGREEMENT, entered into as of the 5th day of July 1996, by and between TGM Realty Corp. #5, a Delaware corporation ("Purchaser") and Autumn Woods Partners Limited Partnership, an Illinois limited partnership ("Seller").

                                  WITNESSETH:

     1. PURCHASE AND SALE. Purchaser agrees to purchase and Seller agrees to sell at the price (the "Purchase Price") of Seventeen Million Four-Hundred Thousand and No/100 Dollars ($17,400,000.00), all of the following property (collectively, the "Property"):

          A. That certain parcel of real property commonly known as Autumn Woods Apartments, Indianapolis, Indiana, more particularly described on Exhibit A attached hereto (the "Land");

          B. All equipment, furnishings and other tangible personal property owned by Seller placed or installed on or about the Land or Improvements now or prior to "Closing" (as such term is defined in Section 8 hereof) and used as part of or in connection with the Land and Improvements, including, the personal property set forth on Exhibit B but excluding any computer hardware and software (other than computer discs containing data files) (collectively, the "Personal Property"), which Personal Property shall be transferred to Purchaser at Closing by a Bill of Sale in the form of Exhibit H attached hereto;

          C. All rights and appurtenances pertaining to the Land, including, without limitation, any and all rights of Seller in and to all air and development rights, roads, alleys, easements, streets and ways adjacent to the Land, rights of ingress and egress thereto, any strips and gores within or bounding the Land and in profits or rights or appurtenances pertaining to the Land;

          D. The buildings and all other improvements, structures and fixtures placed, constructed or installed on the Land (collectively, the "Improvements");

          E. All leases, licenses and other occupancy agreements (collectively, the "Leases") covering space situate at or within the Land and Improvements and any claim or right to claim against a tenant or occupant (collectively, the "Tenants") under any existing Lease and all security deposits paid or deposited by Tenants in respect of the Leases;

          F. All of Seller's rights in and contractual rights and intangibles with respect to the operation, maintenance and repair of the Land and Improvements, including service and maintenance agreements, construction, material and labor contracts, utility agreements and other contractual
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     arrangements, all to the extent designated by the provisions of this
     Agreement (collectively, the "Contracts"); assignable governmental permits, licenses, certificates and approvals in connection with the ownership of the Property (collectively, the "Licenses") and warranties of any contractor, manufacturer or materialman;

          G. Seller's right, if any, to the use of the trade name "Autumn Woods Apartments" (the "Trade Name") in connection with the Property;

          H. The right, if assignable, to the use of all telephone numbers used by Seller at the Property; and

          I. All rights to any award made or to be made or settlement in lieu thereof for damage to the Land or Improvements by reason of condemnation, eminent domain, exercise of police power or change of grade of any street in accordance with the terms herein.

     2.   PURCHASE PRICE.  The Purchase Price shall be paid as follows:

          A. Upon the execution of this Agreement, the sum of $300,000 (said sum, together with all interest accrued thereon, is herein called the "Earnest Money") payable to the "Escrow Agent" (as defined in the Escrow Agreement) to be held in escrow by and in accordance with the provisions of the Escrow Agreement ("Escrow Agreement") attached hereto as Exhibit C;

          B. On the "Closing Date" (as hereinafter defined), the balance of the Purchase Price, adjusted in accordance with the prorations by federally wired "immediately available" funds to the Escrow Agent's account prior to 11:00 A.M. Eastern Time.

     3.   TITLE COMMITMENT AND SURVEY.

          A. Seller has delivered to Purchaser a title commitment ("Title Commitment") for an ALTA Owner's Policy (10/17/92) with extended coverage ("Title Policy") issued by Lawyers Title Insurance Corporation ("Title Insurer"). In addition, Seller has delivered to Purchaser copies of all items and documents referred to in the Title Commitment (collectively, the "Backup Documents"). The Title Policy issued to Purchaser at Closing will be in the amount of the Purchase Price subject only to the title exceptions agreed to by Purchaser and Seller as provided for in Paragraph 3C below and any other title exceptions accepted by Purchaser in writing (collectively, the "Permitted Exceptions"). Seller shall be obligated to remove each of the requirements set forth on Schedule B, Section 1 of the Title Commitment. On the Closing Date, Seller shall cause the Title Insurer to issue to Purchaser the Title Policy or a "marked up" commitment in conformity with the requirements in this Agreement for the Title Policy. The costs of the Title Policy will be paid pursuant to Paragraph 5 of this Agreement.

          B.   Purchaser acknowledges receipt of a survey ("Survey") of the
     Land and the Improvements prepared by Schneider Engineering. Prior to the Closing, Seller will have the Survey certified to Purchaser or its designee and the Title Insurer, which certificate shall be in a form
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     agreed to by Purchaser, Seller and the surveyor prior to the expiration of
     the Inspection Period.   All costs relating to recertifying the Survey
     will be paid pursuant to Paragraph 5 of this Agreement.

          C. Purchaser shall have until the "Inspection Period Expiration Date" (as hereinafter defined) to examine the condition of title and the Survey and to approve or disapprove the same, including, without limitation, determining whether Purchaser is satisfied with: (a) the title endorsements which the Title Insurer will make available to Purchaser; and
     (b) the certificate from the surveyor on the Survey. If Purchaser and Seller agree on the condition of title and the Survey, then Purchaser and Seller shall, on or prior to the Inspection Period Expiration Date, enter into a writing setting forth the title exceptions which are acceptable to Purchaser and Seller and stating that the Survey is acceptable to Purchaser. If Purchaser and Seller have not entered into such a writing on or before the Inspection Period Expiration Date, then this Agreement shall automatically terminate without any further action of the parties, all Earnest Money shall be immediately refunded to Purchaser, and thereupon the parties hereto shall have no further obligations one to the other under this Agreement. Notwithstanding anything contained herein to the contrary, in no event will any of the following items be Permitted
     Exceptions: (i) any documents or items evidencing or securing Seller's existing financing of the Property; (ii) judgment liens against Seller relating to the Property; and/or (iii) any mechanics liens recorded against the Property.

     4. CONDITION OF TITLE/CONVEYANCE. Seller agrees to convey fee simple title to the Property by Special Warranty Deed ("Deed") in the form of Exhibit
D attached hereto and in recordable form subject only to the Permitted Exceptions. If Seller is unable to convey title to the Property subject only to the Permitted Exceptions because of the existence of any other title exception ("Unpermitted Exception"), the Purchaser can elect to take title to the Property subject to the Unpermitted Exception or terminate this Agreement. Notwithstanding anything contained herein to the contrary, if there shall be any Unpermitted Exceptions which (i) were caused by, resulted from or arose out of (a) a default by Seller of any of its obligations under this Agreement, including but not limited to Seller's failure to pay real estate taxes, or (b) Seller creating or suffering to exist any lien, charge or encumbrance on the Property, including, but not limited to the grant by Seller to any person or entity of a mortgage, deed of trust or other security interest affecting the Property, judgments which are a lien against the Property or any lien, charge or encumbrance resulting from any other affirmative act of Seller, including, without being limited to, the performance of work on behalf of, or with the express written consent of, Seller upon all or any portion of the Property, then, for a period of sixty (60) days, Seller shall take all such actions as may be necessary (including, without limitation, the commencement of and the diligent prosecution of legal proceedings and the payment of money) to remove such Unpermitted Exceptions, or cause the Title Insurer to issue a title indemnity to Purchaser in form and substance reasonably satisfactory to Purchaser, insuring against loss or damage or (ii) are not of the type described in clause (i) of this sentence, but are removable by the payment of a definite or ascertainable sum not to exceed, in the aggregate, $25,000.00
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(hereinafter referred to as the "Maximum Amount"), then Seller shall cause such
Unpermitted Exceptions to be removed from the Title Policy, or cause the Title Insurer to issue a title indemnity to Purchaser in form and substance reasonably satisfactory to Purchaser, insuring against loss or damage. If Seller fails to remove any Unpermitted Exceptions in accordance with the provisions of this paragraph or if there exists any Unpermitted Exception which Seller is not obligated to remove pursuant to clause (ii) above because payment of funds in excess of the Maximum Amount would be required to cure the same, Purchaser, nevertheless, may elect (at or prior to the Closing) to consummate the transaction provided for herein subject to any such Unpermitted Exception as may exist as of the Closing with a credit against the Purchase Price equal to (a) the sum necessary to remove such Unpermitted Exceptions which can be satisfied by a liquidated amount, and (b) the reasonably estimated reduction in the fair market value of the Property resulting from any Unpermitted Exceptions which cannot be satisfied by the payment of a liquidated amount (not to exceed the Maximum Amount solely for Unpermitted Exceptions of the type described in clause (ii) above; provided, however, if Purchaser makes such election, Purchaser shall not be entitled to any other credit, nor shall Seller bear any further liability, with respect to any Unpermitted Exceptions of the type described in clause (ii) above). If Purchaser shall not so elect, Purchaser shall be deemed to have elected to terminate this Agreement, in which case, the Earnest Money plus all accrued interest shall be delivered to Purchaser and, subject to the survival provisions of Paragraphs 15 and 16 herein, neither party shall have any further liability hereunder.

     5. PAYMENT OF CLOSING COSTS. Purchaser and Seller shall each pay one-half (1/2) of all costs related to the Title Commitment and the Title Policy (including without limitation premium, title search fees, the costs of extended coverage on the Title Policy and the costs of those endorsements identified on Exhibit E attached hereto [Purchaser shall be responsible to pay for any additional endorsements]), the Survey (including the recertifying of the Survey), the Title Insurer's escrow fees not to exceed $550, transfer taxes, if any, recording charges for the Deed, and the cost of the "UCC Search" (as hereinafter defined) (collectively, "Closing Costs"). Notwithstanding the aforesaid, each party hereunder shall pay its own attorneys' fees.

     6.   DAMAGE, CASUALTY AND CONDEMNATION.

          A. If the Property suffers damage as a result of any casualty prior to the Closing Date and can be repaired or restored for $200,000 or less, then Purchaser shall accept the Property in its damaged condition together with a credit at Closing in the amount of the damaged Property. If the Property suffers damage as a result of any casualty prior to the Closing Date and cannot be repaired or restored for $200,000 or less, then, at Purchaser's election to be exercised within ten (10) days after Purchaser is notified of such casualty, this Agreement shall be terminated.

          B. If condemnation proceedings ("Proceedings") have been instituted against the Property or any governmental authority shall take any steps preliminary thereto (by the giving of a written notice of intent to institute such proceedings), then Purchaser can elect to either take the Property subject to the Proceedings and an assignment of Seller's interest in the Proceedings or terminate this Agreement. If Purchaser elects to terminate this Agreement, it shall be by notice to Seller within ten (10) days after Seller notifies Purchaser of the Proceedings.
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          C.   If this Agreement is terminated pursuant to Paragraphs 6a or 6b hereof, then all Earnest Money plus the interest accrued thereon shall be returned to Purchaser and, subject to the survival provisions of Paragraphs 15 and 16 herein, neither party shall have any further liability hereunder.

     7.   AS-IS CONDITION.

          A. Except as specifically set forth otherwise in this Agreement, Purchaser acknowledges and agrees that it will be purchasing the Property based solely upon its inspection and investigations of the Property and that Purchaser will be purchasing the Property "AS IS" and "WITH ALL FAULTS" based upon the condition of the Property as of the last day of Purchaser's inspection of the Property, subject to reasonable wear and tear from such date until the Closing Date. Without limiting the foregoing, Purchaser acknowledges that, except as may otherwise be specifically set forth elsewhere in this Agreement, neither Seller nor its consultants or agents have made any other representations or warranties of any kind upon which Purchaser is relying as to any matters concerning the Property, including, but not limited to, the condition of the Land or any Improvements, the existence or nonexistence of asbestos, toxic waste or any hazardous material, the Tenants of the Property or the Leases affecting the Property, economic projections or market studies concerning the Property, any development rights, taxes, bonds, covenants, conditions and restrictions affecting the Property, water or water rights, topography, drainage, soil, subsoil of the Property, the utilities serving the Property or any zoning, environmental or building laws, rules or regulations affecting the Property. Seller makes no representation that the Property complies with Title III of the Americans With Disabilities Act or any fire codes or building codes. Purchaser hereby releases Seller from any and all liability in connection with any claims which Purchaser may have against Seller, and Purchaser hereby agrees not to assert any claims, for contribution, cost recovery or otherwise, against Seller, relating directly or indirectly to the existence of asbestos or hazardous materials or substances on, or environmental conditions of, the Property, provided that nothing in this Section 7 shall constitute a release of Seller with respect to any representations or warranties expressly set forth in this Agreement. As used herein, the term "Hazardous Materials" or "Hazardous Substances" means (i) hazardous wastes, hazardous substances, hazardous constituents, toxic substances or related materials, whether solids, liquids or gases, including but not limited to substances defined as "hazardous wastes," "hazardous substances," "toxic substances," "pollutants," "contaminants," "radioactive materials," or other similar designations in, or otherwise subject to regulation under, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), 42 U.S.C. Section 9601 et seq.; the Toxic Substance Control Act ("TSCA"), 15 U.S.C. Section 2601 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. Section 1802; the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. Section 9601, et seq.; the Clean Water Act ("CWA"), 33 U.S.C. Section 1251 et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; the Clean Air Act ("CAA"), 42 U.S.C. Section 7401 et seq.; and in any permits, licenses, approvals, plans, rules, regulations or ordinances adopted, or other criteria and guidelines promulgated pursuant to the preceding laws or other similar federal, state or local laws, regulations, rules or ordinance now or hereafter in effect relating to environmental matters (collectively the "Environmental Laws"); and (ii) any other substances, constituents or wastes subject to any applicable federal, state or local law, regulation or ordinance, including any Environmental Law, now or hereafter in effect, including but not limited to (A) petroleum, (B) refined petroleum products, (C) waste oil, (D) waste aviation or motor vehicle fuel and (E) asbestos.

          B. If the Property suffers damage from a casualty prior to the Closing Date, but is discovered by Purchaser within 90 days after the Closing Date, then Seller shall promptly file a claim with its insurance carrier and will assign the proceeds of that claim to Purchaser and pay Purchaser the amount of the deductible on its policy.

          C. Seller has provided to Purchaser certain unaudited historical financial information regarding the Property relating to certain periods of time in which Seller owned the Property. Seller and Purchaser hereby acknowledge that such information has been provided to Purchaser at Purchaser's request solely as illustrative material. Seller makes no representation or warranty that such material is complete or accurate or that Purchaser will achieve similar financial or other results with respect to the operations of the Property, it being acknowledged by Purchaser that Seller's operation of the Property and allocations of revenues or expenses may be vastly different than Purchaser may be able to attain. Purchaser acknowledges that it is a sophisticated and experienced purchaser of real estate and further that Purchaser will rely upon its own investigation and inquiry with respect to the operation of the Property and releases Seller from any liability with respect to such historical information.

     8. CLOSING. The closing ("Closing") of this transaction shall be on August 1, 1996 or on such other date mutually agreed upon by the parties ("Closing Date"), at which time Seller shall deliver possession of the Property to Purchaser in accordance with this Agreement. Closing shall occur at the offices of Purchaser's counsel. The parties acknowledge and agree the Closing will be a "New York Style" Closing such that Seller will receive the Purchase Price on the Closing Date upon (i) Seller's unconditional delivery of the documents set forth in Paragraph 9(b) herein, and (ii) the Title Insurer's delivery to Purchaser of the Title Policy or a "marked-up" commitment in conformity with the requirements in this Agreement for the Title Policy.

     9.   CLOSING DOCUMENTS.

          A. On the Closing Date, Purchaser shall deliver to Seller an executed closing statement prepared by the Title Insurer and approved by Purchaser, the Assignment and Assumption of Service Contracts in the form of Exhibit G attached hereto, the Assignment and Assumption of Leases in the form of Exhibit H attached hereto, the notice to the Tenants in the form of Exhibit I attached hereto, the Post-Closing Adjustment Letter in the form of Exhibit J attached hereto, the balance of the Purchase Price

     (after crediting the Earnest Money), and such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

          B. On the Closing Date, Seller shall deliver to Purchaser possession of the Property in accordance with this Agreement; and duplicate originals of all of the following: the Deed (in the form of Exhibit D attached hereto) subject only to the Permitted Exceptions and those Unpermitted Exceptions waived in writing by Purchaser, if any, which Deed shall contain the legal description in conformity with the legal description shown on the final Survey; an inventory of the Personal Property which shall include all Personal Property set forth on Exhibit B and a Bill of Sale for the same (in the form of Exhibit F attached hereto); an executed closing statement prepared by the Title Insurer and approved by Purchaser; an executed Assignment and Assumption of Service Contracts (in the form of Exhibit G attached hereto) together with originals (or copies if originals are not in Seller's possession) of all instruments evidencing the rights assigned; an executed Assignment and Assumption of Leases (in the form of Exhibit H attached hereto) together with originals of all Leases assigned (which Leases will be at the managing agent's office at the Property); an updated rent roll certified by Seller to be correct; a notice to the Tenants of the transfer of title (in the form of Exhibit I attached hereto, which notice shall be delivered to the Tenants by Purchaser); a non-foreign affidavit (in the form of Exhibit K attached hereto); the Post-Closing Adjustment Letter dated as of the Closing Date (in the form of Exhibit J annexed hereto); an assignment of intangibles (in the form of Exhibit L annexed hereto); an assignment of the Licenses (in the form of Exhibit M annexed hereto), together with originals or copies of originals which are not in Seller's possession, of all instruments evidencing the rights assigned; an assignment of all existing assignable warranties and guarantees (the "Assignment of Warranties and Guarantees") relating to the Property dated as of the Closing Date (in the form of Exhibit N annexed hereto), together with available originals or copies if originals are not in Seller's possession, of all instruments evidencing the rights assigned, the Information for Real Estate 1099-S Report Filing (in the form of Exhibit O annexed hereto); an acknowledgement of receipt of the Information for Real Estate 1099-S Report Filing by the Title Insurer (in the form of Exhibit P attached hereto); evidence acceptable to the Title Insurer, authorizing the consummation by Seller of the transaction which is the subject of this Agreement and the execution and delivery of all documents on behalf of Seller; all keys and combinations to all locks on the Improvements which will be at the Property; all plans, specifications, mechanical, electrical and plumbing layouts, operating manuals, purchase orders, brochures, marketing materials and advertisements which are owned by Seller and are located at the Property, Tenant lease files, and other files and records in the possession of Seller at the leasing office at the Property and Seller's managing agent (including, without limitation, hard copy print outs of the information contained on the computer data discs delivered to Purchaser at Closing) and utilized in connection with the operation and maintenance of the Land and Improvements; current tax bills and, if available, to the extent in Seller's possession, tax bills for each of the years of Seller's ownership of the Property; an instrument assigning to Purchaser any reduction or refund of real or personal property taxes assessed against any portion of the Property for the fiscal year in which the Closing takes place; any reduction or refund for such year shall be prorated when received, and for all subsequent years; affidavits and certificates as to facts within the knowledge of Seller as required by the Title Insurer as to the condition of title or the due performance by Seller of its obligations under this Agreement, the Title Policy or the "marked-up" commitment for the Title Policy in conformity with the requirements in this Agreement; UCC searches conducted by a UCC search company reasonably acceptable to Purchaser at the County and State level, searching Seller's name, the name of any other entity which may have owned the Property during the past five (5) years and the Trade Name, dated to a date not more than thirty (30) days prior to the Closing evidencing that no portion of the Personal Property is subject to any UCC filing (the "UCC Search") unless a UCC-3 Termination Statement for same has been provided for at the Closing; telephone transfer form; and such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

          C. Seller shall deliver to Alan Linder, not less than five (5) days prior to the Closing Date, execution originals of all of the conveyance documents which are to be executed by Purchaser.

     10. DEFAULT BY PURCHASER. ALL EARNEST MONEY DEPOSITED INTO THE ESCROW IS TO SECURE THE TIMELY PERFORMANCE BY PURCHASER OF ITS OBLIGATIONS AND UNDERTAKINGS UNDER THIS AGREEMENT, INCLUDING ITS OBLIGATIONS TO MAKE ALL DEPOSITS ON OR BEFORE THE DATES PROVIDED FOR HEREIN. IN THE EVENT THE CLOSING DOES NOT OCCUR AS A RESULT OF ANY DEFAULT OF PURCHASER UNDER THE PROVISIONS OF THIS AGREEMENT, SELLER SHALL RETAIN ALL OF THE EARNEST MONEY AND THE INTEREST THEREON AS LIQUIDATED DAMAGES, AND AS SELLER'S SOLE RIGHT TO DAMAGES OR ANY OTHER REMEDY. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A DEFAULT BY PURCHASER, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICAL TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE EARNEST MONEY HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES.

     11. SELLER'S DEFAULT. IF THIS SALE IS NOT COMPLETED BECAUSE OF SELLER'S INABILITY TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT, PURCHASER' S SOLE REMEDY SHALL BE THE RETURN OF ALL EARNEST MONEY TOGETHER WITH ANY INTEREST ACCRUED THEREON, PLUS ACTUAL DAMAGES NOT TO EXCEED $150,000.00, AND, SUBJECT TO THE SURVIVAL PROVISIONS OF PARAGRAPHS 15 AND 16 HEREIN, THIS AGREEMENT SHALL TERMINATE AND THE PARTIES SHALL HAVE NO FURTHER LIABILITY TO EACH OTHER AT LAW OR IN EQUITY. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IF SELLER'S DEFAULT IS ITS REFUSAL TO DELIVER THE DEED OR ANY OF THE OTHER DOCUMENTS ENUMERATED IN PARAGRAPH 9(b) OF THIS AGREEMENT, THEN PURCHASER WILL BE ENTITLED TO SUE FOR SPECIFIC PERFORMANCE.

     12. PRORATIONS. The following are to be prorated or adjusted (as appropriate), as of 11:59 P.M. on the day preceding the Closing Date (the "Proration Date"):
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          A.   Rents, as and when collected.  If as of the Proration Date there are rents owed by Tenants for the month in which the Closing occurs, then the first monies received from said Tenant or Tenants shall be received on account of or in payment of such past due rents and (i) if Purchaser receives said past due rents, Seller's aforesaid share thereof shall be remitted by Purchaser to Seller within three (3) business days, and (ii) if Seller receives such past due rents, Purchaser's aforesaid share thereof shall be remitted by Seller to Purchaser within three (3) business days. With respect to any arrears for periods prior to the month in which the Closing occurs, Purchaser shall pay such arrears to Seller as and when collected from the monies received from such Tenant provided such Tenant is otherwise current in its rent. With respect to rents for any period subsequent to the month in which the Closing occurs that may be received by Seller, Seller shall promptly remit such rents to Purchaser.

          B. Real estate and personal property taxes, if any, on the basis of the fiscal year for which assessed and in which the Proration Date occurs. If the Closing shall occur before the tax rate or assessment is fixed for the fiscal year in which the Closing occurs, then the apportionment of such real estate and personal property taxes at the Closing shall be upon the basis of 102.5% of the most recent available tax bill. Seller has advised Purchaser that Seller is contesting the 1995 assessed value of the Property. Seller hereby retains the rights to continue to pursue such contest. If successful, the assessed value for the Property will be reduced for the 1995, 1996 and 1997 calendar years and there will be a refund for overpayment of 1995 real estate taxes. Any such refunded sums which are applicable to the period of time prior to Closing shall be the property of Seller. Any sums paid by the applicable authority as a consequence of such contest which are applicable to the period of time from and after the Closing shall be the property of Purchaser. If the contest results in a reduced 1996 assessed value for the Property, Purchaser shall promptly remit to Seller the difference between the tax credit given to Purchaser for 1996 real estate taxes at Closing and the amount the credit would have been based on the new reduced assessed value for the Property. Seller covenants that Purchaser shall have no responsibility to pay any portion of the fees or expenses of Seller's tax protest consultant and that no such fees or expenses shall be deducted from any tax credit or refund applicable to the period of time from and after Closing. Purchaser shall not be obliged to assume such consultant's contract with Seller, at Closing or at any other time.

          C. Water, sewer charges, electricity and gas on the basis of the most recent bills available, but if there are meters on the Property, Seller, to the extent the same is obtainable, shall obtain a reading effective as of the Proration Date.

          D. Tax and utility company deposits, if any, and if assignable and assigned.

          E. Fuel, if any, based on a fuel company letter showing measurement no more than two (2) days prior to Closing and valued at current prices.

          F. Amounts paid or payable in respect of any Contracts assigned to Purchaser, including, but not limited to, any up-front "bonus" payments made in consideration of entering into any Contract, net of any commissions paid by Seller (which up-front "bonus" payments, if any, shall be prorated based upon the unexpired term of the Contract; provided, however, such bonus payments shall only be prorated if actually received by Seller and only to the extent any fee was not used to improve the applicable facilities at the Property related to the applicable contract);

          G. Purchaser shall receive a credit against the cash due at Closing in an amount equal to all refundable Tenants security deposits and accrued interest to which Tenants may be entitled pursuant to the Leases which are to be assigned to Purchaser at the time of Closing.

          H. If, at Closing, the Property or any part thereof shall be or shall have been affected by an assessment or assessments which are or may become payable in installments, then for purposes of this Agreement, all unpaid installments of any such assessment, including those which are to become due and payable and to be liens upon the Property shall be paid and discharged by Purchaser. In addition, the parties agree to prorate any prepaid assessments at Closing.

          I. If such prorations result in a payment due Purchaser, then the portion of the Purchase Price payable at Closing shall be reduced by such sum.

          J. If such prorations result in a payment due Seller, then the same shall be paid to Seller in addition to the portion of the Purchase Price payable at Closing.

          K. The parties hereto shall endeavor to prepare a schedule of prorations no less than one (1) Business Day prior to Closing.

          L. The parties hereto shall correct any arithmetic errors in prorations as soon after the Closing as amounts are finally determined. The parties hereto shall enter into the Post-Closing Adjustment Letter at the Closing in the form of Exhibit J annexed hereto.

          M. Except as set forth in Paragraph 12(b) hereof, if the amount of any of the items to be prorated is not then ascertainable, the adjustment thereof shall be on the basis of the most recent ascertainable data. Except with reference to arithmetic errors, all prorations will be final.

          N.   The provisions of this Paragraph 12 shall survive the Closing.

     13. RECORDING. This Agreement shall not be recorded and the act of recording by Purchaser shall be an act of default hereunder by Purchaser and shall be subject to the provisions of Paragraph 10.

     14. ASSIGNMENT. Purchaser shall have the right to assign its interest in this Agreement, provided such assignment is effected at least five (5) days prior to the Closing Date. In the event of any such assignment, Seller agrees to deliver any documents referred to in this Agreement to Purchaser's designee and agrees that all surviving representations and warranties of Seller hereunder shall be deemed to run in favor of, and be enforceable by said designee as if it were Purchaser hereunder. Upon any assignment, Purchaser agrees that it shall continue to be bound by all of Purchaser's indemnities under this Agreement. The provisions of this Paragraph shall survive the Closing.

     15. BROKER. The parties hereto acknowledge that CB Commercial Real Estate Group Inc. ("Broker") is the only real estate broker involved in this transaction. Purchaser has not paid and will not pay at any time before, at or after the Closing, any fee, commission or compensation whatsoever to any person whomsoever directly or indirectly on account of this Agreement, its negotiation, or the sale hereby contemplated. Seller agrees to pay Broker a commission or fee ("Fee") pursuant to a listing agreement between Seller and Broker. Seller represents that this Fee is due and payable only from the proceeds of the Purchase Price received by Seller. Purchaser agrees to indemnify, defend and hold harmless Seller and any partner, affiliate, parent of Seller, and all shareholders, employees, officers and directors of Seller or
 Seller's partner, parent or affiliate (each of the above is individually referred to as a "Seller Indemnitee") from all claims, including attorneys' fees and costs incurred by a Seller Indemnitee as a result of anyone (other than Broker) claiming by or through Purchaser, as a result of Purchaser's actions, any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated. Purchaser does now and shall at all times consent to a Seller Indemnitee's reasonable approval of defense counsel selected by Purchaser. Seller agrees to indemnify, defend and hold harmless Purchaser and all shareholders, employees, officers and directors of Purchaser or Purchaser's parent or affiliate (each of the above is individually referred to as a "Purchaser Indemnitee") from all claims, including attorneys' fees and costs incurred by a Purchaser Indemnitee as a result of anyone claiming by or through Seller, as a result of Seller's actions, including but not limited to Broker, any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated. Seller does now and shall at all times consent to a Purchaser Indemnitee's reasonable selection of defense counsel. The provisions of this Paragraph will survive the Closing and delivery of the Deed and any prior termination of this Agreement.

     16.  INSPECTION OF PROPERTY.

          A. During the period (the "Inspection Period") commencing on the date hereof and ending at 5:00 p.m. Chicago time on July 15, 1996 (said date of expiration of the Inspection Period being referred to herein as the "Inspection Period Expiration Date"), Purchaser and the agents, engineers, employees, contractors and surveyors retained by Purchaser may enter upon the Property, at any reasonable time and upon reasonable prior notice to Seller, to inspect the Property, including a review at the Property of the Leases and to conduct and prepare such studies, tests and surveys as Purchaser may deem reasonably necessary and appropriate. In connection with Purchaser's review of the Property, Seller agrees to deliver to Purchaser copies of the current rent roll for the Property, the most recent tax and insurance bills, utility account numbers, service contracts and unaudited year end 1994 and 1995 operating statements. During the Inspection Period, Seller will reasonably cooperate with Purchaser in its inspection of the Property including, but not limited to, furnishing (or making available) to Purchaser such information, materials and documents which Purchaser may reasonably request and which are in Seller's possession.

          B. Except as set forth in Section 5 hereof, all of the foregoing tests, investigations and studies to be conducted under this Paragraph 16 by Purchaser shall be at Purchaser's sole cost and expense, and Purchaser shall restore the Property substantially to the condition existing prior to the performance of such tests or investigations by or on behalf of Purchaser. Purchaser shall defend, indemnify and hold Seller and any affiliate, parent of Seller, and all shareholders, employees, officers and directors of Seller or Seller's affiliate or parent (hereinafter collectively referred to as "Affiliate of Seller") harmless from any and all liability, cost and expense (including without limitation, reasonable attorney's fees, court costs and costs of appeal) suffered or incurred by Seller or Affiliates of Seller for injury to persons or property to the extent caused by Purchaser's investigations and inspection of the Property. Purchaser shall undertake its obligation to defend set forth in the preceding sentence using attorneys selected by Purchaser and reasonably acceptable to Seller.

          C. If Purchaser is dissatisfied with the results of the tests, studies or investigations performed or information received pursuant to this Paragraph 16, in Purchaser's sole judgment for any reason or for no reason, Purchaser shall have the right to terminate this Agreement by giving written notice of such termination to Seller at any time prior to the expiration of the Inspection Period. If written notice is not given by Purchaser pursuant to this Paragraph 16 prior to the expiration of the Inspection Period, then the right of Purchaser to terminate this Agreement pursuant to this Paragraph 16 shall be waived. If Purchaser terminates this Agreement by written notice to Seller prior to the expiration of the Inspection Period: (i) Purchaser shall promptly deliver to Seller copies of all studies, reports and other investigations obtained by Purchaser and prepared by third parties (to the extent that such delivery shall not constitute a breach of contract) in connection with its due diligence during the Inspection Period; (ii) the Earnest Money deposited by Purchaser shall be immediately paid to Purchaser, together with any interest earned thereon and (iii) this Agreement shall terminate and neither Purchaser nor Seller shall have any right, obligation or liability under this Agreement, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in this Paragraph
     16. Notwithstanding anything contained herein to the contrary, Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in this Paragraph 16, shall survive the Closing, the delivery of the Deed and the termination of this Agreement.

     17.  SELLER'S REPRESENTATIONS AND WARRANTIES AND LIABILITY.

          A. Any reference herein to Seller's knowledge or to the best of Seller's knowledge or to any representation, warranty or notice of any matter or thing, shall only mean such knowledge or notice that has actually been received by Phillip Schechter, and any representation or warranty of the Seller is based upon those matters of which Phillip Schechter has actual knowledge. Any knowledge or notice given, had or received by any of Seller's agents, servants or employees shall not be imputed to Seller or the individual partners or the general partner of Seller.

          B. Subject to the limitations set forth in Paragraph 17a above, Seller hereby makes the following representations and warranties, all of which are made to the best of Seller's knowledge, each of which shall be deemed made as of the Closing and survive the Closing and delivery of the Deed for ninety (90) days except for subparagraphs (vi) and (vii) which shall survive for the statutory period:

              (i) The present use and occupancy of the Property conform with applicable building and zoning laws and Seller has received no notice that any such laws, rules or regulations are being violated.

             (ii) The rent rolls which Seller has submitted to Purchaser and updated as of the Closing Date are true and accurate.

            (iii) Except as set forth on Exhibit Q, Seller has no knowledge of any pending or threatened litigation, claim, cause of action or administrative proceeding concerning the Property.

             (iv) Except as set forth in Paragraph 12B hereof, there are no real estate tax protest or proceedings affecting the Property.

              (v) Seller has received no written notice of any pending or threatened condemnation or similar proceeding or pending public improvements in or adjoining the Land which will in any manner affect the Property.

             (vi) Each person executing and delivering this Agreement and all documents to be executed and delivered in regard to the consummation of the transaction which is the subject of this Agreement on behalf of Seller represents to Purchaser that he has due and proper authority to execute and deliver same. Seller has the full right, power and authority to sell and convey the Property to Purchaser as provided herein and to carry out its obligations hereunder. The consummation by Seller of the transaction which is the subject of this Agreement will not conflict with or result in a breach of any of the terms of any agreement or instrument to which Seller is a party or by which Seller is bound or constitute a default thereunder. No other party has any right to purchase the Property, or any part thereof.

            (vii) Neither Seller nor any of Seller's general partners is the subject of any existing, pending, threatened or contemplated bankruptcy, solvency or other debtor's relief proceeding.

           (viii)   Seller does not have any employees at the Property.

          C. As a condition precedent to Purchaser's obligations at Closing, all representations and warranties provided in this Agreement to be made by Seller as of the Closing shall be true as of the Closing.

     18. LIMITATION OF SELLER'S LIABILITY. No general or limited partner of Seller, nor any of its respective beneficiaries, shareholders, partners, officers, agents, employees, heirs, successors or assigns shall have any personal liability of any kind or nature for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transaction contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability. However, this provision shall not preclude Purchaser from instituting and maintaining any legal action against Seller. Seller shall not distribute $250,000 of the net proceeds of the Purchase Price to its partners until ninety (90) days after the Closing Date.

     19.  TIME OF ESSENCE.  Time is of the essence of this Agreement.

     20. NOTICES. Any notice or demand which either party hereto is required or may desire to give or deliver to or make upon the other party shall be in writing signed by the party giving the same or by its attorneys and may be personally delivered or given or made by overnight courier such as Federal Express or by facsimile or made by United States registered or certified mail addressed as follows:

          TO SELLER:          c/o The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A200
                              Bannockburn, Illinois  60015
                              Attn:  Ilona Adams
                              847/267-1600
                              847/317-4462 (FAX)

          with copies to:     The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A200
                              Bannockburn, Illinois  60015
                              Attn:  Al Lieberman
                              847/317-4360
                              847/317-4462 (FAX)

                              and

                              Andrew D. Small Esq.
                              Katten Muchin & Zavis
                              Suite 1600
                              525 West Monroe Street
                              Chicago, Illinois  60661
                              312/902-5489
                              312/902-1061 (FAX)

          TO PURCHASER:       Mr. Thomas Gochberg
                              c/o TGM Associates L.P.
                              650 Fifth Avenue
                              28th Floor
                              New York, New York  10153
                              212/830-9300
                              212/399-6310 (FAX)
          with a copy to:     Alan E. Linder, Esq.
                              Bachner, Tally, Polevoy & Misher LLP
                              380 Madison Avenue
                              New York, New York  10017-2590
                              212/503-2090
                              212/682-5729 (FAX)

subject to the right of either party to designate a different address for itself by notice similarly given. Any notice or demand so given shall be deemed to be delivered or made on the next business day if sent by overnight courier, or on the same day if sent by facsimile or on the 4th business day after the same is deposited in the United States Mail as registered or certified matter, addressed as above provided, with postage thereon fully prepaid. Any such notice, demand or document not given, delivered or made by registered or certified mail or by overnight courier or by facsimile as aforesaid shall be deemed to be given, delivered or made upon receipt of the same by the party to whom the same is to be given, delivered or made. Copies of all notices shall be served upon the Escrow Agent.

     21. EXECUTION OF AGREEMENT AND ESCROW AGREEMENT. Purchaser will execute three (3) counterparts of this Agreement and three (3) counterparts of the Escrow Agreement and forward them to Seller for Seller's execution. Seller will forward one (1) fully executed counterpart of the executed Agreement to Purchaser's attorneys and will forward the following to the Escrow Agent:

          A.   One (1) fully executed copy of this Agreement; and

          B. Three (3) copies of the Escrow Agreement signed by the parties with a direction to execute two (2) counterparts of the Escrow Agreement and deliver a fully executed counterpart to Purchaser's attorneys and Seller.

Purchaser shall deliver the Earnest Money to Escrow Agent on the same day that Purchaser executes the Escrow Agreement. If Purchaser's attorney has not received one fully executed counterpart of this Agreement and the Escrow Agreement within four (4) business days after Purchaser delivers the Earnest Money to Escrow Agent, then at Purchaser's election, the Earnest Money and the executed counterparts of this Agreement shall be returned to Purchaser.

     22. GOVERNING LAW. The provisions of this Agreement shall be governed by the laws of the State of Indiana.

     23. ENTIRE AGREEMENT. This Agreement and the attached Exhibits constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all other negotiations, understandings and representations made by and between the parties and the agents, servants and employees.

     24. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

     25. CAPTIONS. Paragraph or Exhibit titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or any provision hereof.

     26. MODIFICATIONS. This Agreement cannot be changed, modified, discharged or terminated by any oral agreement or any other agreement and there cannot be any waiver of the warranties, representations and covenants expressly contained in this Agreement unless the same is in writing and signed by the party against whom enforcement of the change, modification, discharge, termination or waiver is sought.

     27. SUCCESSORS AND ASSIGNS. This Agreement shall be binding on, and the benefits hereof shall inure to, the successors and assigns of the parties hereto.

     28. INVALIDITY. If any term or provision of this Agreement, or any part of such term or provision, or the application thereof to any person or circumstance shall to any extent be held invalid or unenforceable, the remainder of this Agreement or the application of such term or provision or remainder thereof to persons or circumstances other than those as to which it is held invalid and unenforceable shall not be affected thereby and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

     29. EXHIBITS. All Exhibits which are annexed to this Agreement are part of this Agreement and are incorporated herein by reference.

     30. NO THIRD PARTY BENEFICIARY. The provisions of this Agreement are for the sole benefit of the parties to this Agreement and their successors and assigns and shall not give rise to any rights by or on behalf of anyone other than such parties.

     31. ATTORNEYS' FEES. In the event that any litigation arises under this Agreement, the prevailing party shall be entitled to recover, as a part of its judgment, reasonable attorneys' fees.

     32. CORRECTION DEED. Seller will, whenever reasonably requested so to do by Purchaser, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, a correction deed as may be reasonably necessary in order to complete the transaction which is the subject of this Agreement and to carry out the intent and purposes of this Agreement. Such correction deed shall be satisfactory to the attorneys for Purchaser. The provisions of this Paragraph shall survive the Closing.

     33. BUSINESS DAYS. If the date for performance of any act pursuant to the Agreement is not a Business Day, then such act shall be performed on the next succeeding Business Day. The term "Business Days" shall mean all days, except Saturdays, Sundays and all days observed by the Federal Government as legal holidays.

     34. OPERATIONS PRIOR TO CLOSING. Seller agrees that between the date hereof and the Closing Date, Seller will:

          A. continue to operate the Property as heretofore operated (including, without limitation, continuing to isolate those areas on the Property damaged by the fires described in Paragraph 35 hereof);

          B. afford Purchaser and its representatives full access to the Property and to Seller's books, records and files relating to and maintained at the Property, at reasonable times, upon forty- eight (48) hours prior notice and during normal business hours, including but not limited to the date of the Closing;

          C. not enter into any new Lease, nor amend, modify or terminate any existing Lease without having obtained the prior written consent of Purchaser in each such instance; notwithstanding the foregoing, Seller may enter into Leases of not more than one year upon market rents and upon commercially reasonable terms;

          D. not apply any Tenant's security deposits to the discharge of such Tenant's obligations unless such Tenant has vacated or been evicted from such Tenant's demised premises;

          E. advise Purchaser promptly of any litigation or governmental proceeding to which Seller becomes a party affecting the Property (it shall be a condition precedent to Purchaser's obligation to accept title, that there shall be no such litigation or proceeding pending at Closing having a potential adverse effect upon the Property or Seller's ability to convey the Property to Purchaser);

          F. not permit any alteration, structural modification or additions to the Property;

          G. not create (or agree to create) any exception to or covenant, restriction, easement or other lien on the Property; and

          H. not enter into any new Contract, nor amend, modify or terminate any existing Contract.

     35. EXISTING DAMAGE TO PROPERTY. Purchaser acknowledges that there have been two (2) recent fires at the Property. At Closing, Seller shall give to Purchaser a credit against the Purchase Price in the amount of: (a) $302,500.00 for the anticipated cost to repair the damage to the Property as a consequence of such fires; and (b) the additional sum of $10,297.00 for lost rental income as a result of the fires. The aforesaid credits shall be in complete and full satisfaction of any claims of Purchaser against Seller as a consequence of such fires, including, without limitation, any claims if Purchaser is unable to complete the repairs within the time period currently estimated by Purchaser. Purchaser acknowledges that it will be acquiring the Property subject to the damage caused by the fires. Seller shall retain all rights to any insurance proceeds paid as consequence of the fires (including, without limitation, all rights to any rental loss insurance).

     Purchaser hereby covenants to repair the property damaged by the fire in a manner which will comply with all applicable laws and codes and in a manner consistent with the other buildings and units at the Property. In all events, Purchaser shall use its good faith, commercially reasonable efforts to obtain a certificate of occupancy for the damaged property once it has been repaired.
In this regard, Purchaser agrees to work in good faith with, and cooperate with, Seller and Seller's insurance companies (the "Insurers"), including, without limitation, making available to Seller and the Insurers any records, checks, invoices, lien waivers, plans, specifications and any other items or materials relating to the repair of such damage reasonably available to Purchaser which are requested by Seller and/or the Insurers. In addition, Purchaser agrees to allow the Insurers and the Seller access to the Property (at reasonable times and upon prior notice). Purchaser shall return to the Insurers any checks which are payable to Purchaser from any of the Insurers and shall so advise Seller. Any sums otherwise received by Purchaser from any of the Insurers shall be promptly remitted to Seller. If Purchaser has not completed the repairs to the Property on or before December 20, 1996 (subject to force majeure events), Purchaser shall remit to Seller the sum of $53,000, such sum being the difference between the actual cash value of the damaged property (as determined by the Insurers) and the full replacement cost of the damaged property (as determined by the Insurers). Notwithstanding the foregoing to the contrary, if Purchaser shall exert reasonable good faith efforts to enter into a construction contract for the repair work upon or immediately after the Closing, Purchaser shall not be responsible to remit the aforesaid $53,000 to Seller if the repairs have not been completed principally or partially because the contractor performing the work is not complying with the terms of the construction contract for the repair work.
In addition, if the actual, third-party costs and expenses to repair the damaged property are less than $302,500, Purchaser shall promptly remit to Seller the difference between $302,500 and such actual costs and expenses.

     Seller shall defend, indemnify and hold Purchaser and any affiliate, parent of Purchaser, and all shareholders, employees, officers and directors of Purchaser or Purchaser's affiliate or parent (hereinafter collectively referred to as "Affiliate of Purchaser") harmless from any and all liability, cost and expense (including without limitation, reasonable attorney's fees, court costs and costs of appeal) suffered or incurred by Purchaser or Affiliates of Purchaser for injury to persons or property to the extent caused by Seller's or the Insurer's entry onto the Property in accordance with the preceding paragraph. The terms of this Paragraph 35 shall survive the Closing and the delivery of the Deed.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

Executed by Purchaser on
July 2, 1996.


                              PURCHASER:

                              TGM REALTY CORP. #5, a Delaware corporation


                              By:  /s/Thomas Gochberg
                                   ------------------------------
                              Name:   Thomas Gochberg
                                   ------------------------------
                              Title:  President
                                   ------------------------------




Executed by Seller on
July 5, 1996.


                              SELLER:

                              AUTUMN WOODS PARTNERS LIMITED PARTNERSHIP, an Illinois limited partnership

                              By: Autumn Woods Partners, Inc., an Illinois corporation, its general partner

                                   By:  /s/Phillip A. Schechter
                                        ----------------------------
                                   Name:   Phillip A. Schechter
                                        ----------------------------
                                   Title:  Authorized Agent
                                        ----------------------------
                   of CB Commercial Real Estate Group Inc. ("Broker")
executes this Agreement in its capacity as a real estate broker and acknowledges that the fee or commission ("Fee") due it as a result of the transaction described in this Agreement is the amount as set forth in the listing agreement between Broker and Seller. Such Fee and any other amounts due Broker shall be paid solely by Seller, and Purchaser shall have no liability whatsoever to Broker under any circumstances, whether or not the Closing occurs. Broker also acknowledges that payment of the aforesaid Fee is conditioned upon the Closing and the receipt of the Purchase Price by Seller. Broker agrees to deliver a receipt to Seller at the Closing for the Fee and a release stating that no other fees or commissions are due to Listing Broker from Seller or Purchaser. A copy of broker's receipt and release will be delivered to Purchaser at the Closing.

                              CB COMMERCIAL REAL ESTATE GROUP INC


                              By:
                                   ------------------------------
                              Tax I.D. Number
                                             --------------------

                                   EXHIBITS


A    -    Legal

B    -    Personal Property

C    -    Escrow Agreement

D    -    Deed

E    -    Endorsements

F    -    Bill of Sale

G    -    Assignment of Service Contracts

H    -    Assignment of Leases and Security Deposits

I    -    Notice to Tenants

J    -    Post-Closing Adjustment Letter

K    -    Non-Foreign Affidavit

L    -    Assignment of Intangibles

M    -    Assignment of Licenses and/or Permits

N    -    Assignment of Warranties and Guarantees

O    -    Information for Real Estate 1099-S Report Filing

P    -    Acknowledgment of Title Insurer with regard to Real Estate
          1099-S Report Filing

Q    -    Litigation